Exhibit 12

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)
						9 Months	9 Months	12 Months
						Ended	Ended	Ended
Earnings:	2008	2009	2010	2011	2012	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2013
Income from continuing operations
before tax and noncontrolling interest	$ 1,246	$ 1,620	$ 1,532	$ 1,745	$ 1,874	$ 1,186	$ 914	$ 1,602
Less: Income from equity investees	0	0	0	0	0	0	0	0
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,246	1,620	1,532	1,745	1,874	1,186	914	1,602
Add:
Fixed charges (see below)	445	462	492	523	564	420	427	571
Amortization of capitalized interest	2	2	2	4	2	2	2	2
Distributed income of equity investees	0	0	0	0	0	0	0	0
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	0	0	0	0	0	0	0	0
Subtract:
Interest capitalized	(3)	(4)	(7)	(4)	(8)	(6)	(4)	(6)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	0	0	0	0	0	0	0	0
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(170)	(94)	0	0	0	0	0	0
Earnings as adjusted	$ 1,520	$ 1,986	$ 2,019	$ 2,268	$ 2,432	$ 1,602	$ 1,339	$ 2,169

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$ 407	$ 420	$ 429	$ 463	$ 499	$ 373	$ 384	$ 510
Add: AFUDC	27	32	43	42	40	29	24	35
Interest expenses - net of capitalized interest	434	452	472	505	539	402	408	545
Interest capitalized (2)	3	4	7	4	8	6	4	6
Interest portion of rental expense (3)	8	6	13	14	17	12	15	20
Allocable portion of interest on long-term contracts					0			0
for purchased power (4)	0	0	0	0	0	0	0	0
Preferred and preference stock dividend					0			0
requirement - pre-tax basis	0	0	0	0	0	0	0	0
Total fixed charges	$ 445	$ 462	$ 492	$ 523	$ 564	$ 420	$ 427	$ 571
Ratio	3.42	4.30	4.10	4.34	4.31	3.81	3.13	3.80
(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.